Prospectus Supplement No. 5 (To Prospectus dated September 27, 2021)	Filed pursuant to Rule 424(b)(3) Registration No. 333-259514

This prospectus supplement updates, amends and supplements the prospectus dated September 27, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-259514). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the SEC on November 29, 2021, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

On November 26, 2021, the closing price of our Class A Common Stock was $10.35 per share and the closing price of our public warrants was $0.85 per warrant.

Investing in our securities involves a high degree of risks. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 14 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 29, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): November 22, 2021
AgileThought, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-39157	87-2302509
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

222 W. Las Colinas Blvd. Suite 1650E, Irving, Texas	(971) 501-1140	75039
(Address of Principal Executive Offices)	(Registrant's telephone number, including area code)	(Zip Code)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	AGIL	NASDAQ Capital Market
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	AGILW	NASDAQ Capital Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Material Definitive Agreement
On November 22, 2021 AgileThought, Inc. (“AgileThought”) entered into an Eleventh Amendment (the “Amendment”) to the Amended and Restated Credit Agreement by and among IT Global Holding LLC, 4th Source LLC, AgileThought, LLC, AN Extend, S.A. de C.V., AN Evolution S. de R.L. de C.V., AN Global LLC, AgileThought, Inc., the financial institutions party thereto as lenders, and Monroe Capital Management Advisors, LLC, as Administrative Agent (the “Credit Facility”).
The Amendment provides that sixty percent (60%) of the proceeds from any equity issuance by AgileThought must be used to repay the outstanding balance under the Credit Facility.
The foregoing description of the Amendment does not constitute a complete summary of the Amendment and is qualified by reference in its entirety to the full text of the Amendment filed herewith. The other material terms and conditions set forth in the Credit Facility remain unchanged. For a description of the Credit Facility, see AgileThought’s Registration Statement on Form S-1 filed with the U.S. Securities and Exchange Commission on September 14, 2021 and AgileThought’s Current Reports on Form 8-K filed with the U.S. Securities and Exchange Commission on October 7, 2021, October 15, 2021, and November 2, 2021. For a description of the Tenth Amendment to the Credit Facility, see AgileThought’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 15, 2021 and the full text of the Tenth Amendment filed herewith.
On November 22, 2021, AgileThought entered into a new Second Lien Facility (the “New Second Lien Facility”) by and among AgileThought, AgileThought Mexico, S.A. DE C.V., AN Global LLC, entities affiliated with CS Investors and Nexxus Funds (both of which are existing AgileThought shareholders and have representation on AgileThought’s Board of Directors) and Manuel Senderos, AgileThought’s Chief Executive Officer and Chairman of the Board of Directors, as lenders, GLAS USA LLC, as administrative agent, and GLAS AMERICAS LLC, as collateral agent. The New Second Lien Facility is secured by a second lien on substantially all of AgileThought’s assets and provides for a term loan facility in an initial aggregate principal amount of approximately $20.1 million, accruing interest at a rate per annum equal to approximately 11%. The Second Lien Facility has an original maturity date of March 15, 2023. If the Credit Facility remains outstanding on December 15, 2022, the maturity date of the New Second Lien Facility will be extended to May 10, 2024.
Each lender under the Second Lien Facility has the right, but not the obligation, to convert all or any portion of its outstanding loans into AgileThought Class A Common Stock on or after December 15, 2022 or earlier, upon our request, at a conversion price equal to the closing price of one share of our Class A Common Stock on the trading day immediately prior to the conversion date. We will enter into a registration rights agreement with respect to the resale of any shares of Class A Common Stock issued pursuant to conversion of the loans. Unless we receive shareholder approval pursuant to applicable Nasdaq rules, the amounts outstanding under the New Second Lien Facility will only convert into up to 2,098,545 shares of our Class A Common Stock (approximately 5% of our currently outstanding shares) and will only convert at a price per share equal to the then-current market value.
The New Second Lien Facility contains customary conditions, representations and warranties, affirmative and negative covenants (including, without limitation, limitations on liens, restrictions on mergers, consolidations, and sales and fixed charge coverage ratio) for agreements of this type, subject to customary exceptions and thresholds. The lenders may accelerate the loans and all other obligations under the New Second Lien Facility following a customary event of default as set forth in the New Second Lien Facility.
The proceeds from the New Second Lien Facility will be used to pay the $20 million principal prepayment under the Credit Facility, with the remainder to be used for general corporate purposes.
The foregoing description of the New Second Lien Facility does not constitute a complete summary of the Amendment and is qualified by reference in its entirety to the full text of the New Second Lien Facility filed herewith.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant
On November 22, 2021, the Company entered into the New Second Lien Facility described in Item 1.01 above, which information is incorporated by reference into this Item 2.03.

Item 8.01 Other Events
Manuel Senderos, AgileThought’s Chief Executive Officer and Chairman of the Board of Directors, has pledged certain of his shares of our Class A Common Stock to a lender to obtain a loan in the amount of $4.5 million used by him to provide AgileThought with his portion of the New Second Lien Facility. In order for Mr. Senderos to pledge his securities, our Board of Directors had to approve a waiver to our insider trading policy, which provides for a prohibition on pledging securities, restrictions on trading securities during blackout periods, and a requirement that all trades made by Mr. Senderos be pre-cleared in advance of trading.

Item 9.01 Financial Statements and Exhibits

(d) Exhibit(s).

Exhibit Number	Exhibit Description
10.1
Tenth Amendment to Amended and Restated Credit Agreement, dated November 15, 2021, by and among IT Global Holding LLC, 4th Source LLC, AgileThought, LLC, AN Extend, S.A. de C.V., AN Evolution S. de R.L. de C.V., AN Global LLC, AT, the financial institutions party thereto as lenders, and Monroe Capital Management Advisors, LLC.

10.2
Eleventh Amendment to Amended and Restated Credit Agreement, dated November 22, 2021, by and among IT Global Holding LLC, 4th Source LLC, AgileThought, LLC, AN Extend, S.A. de C.V., AN Evolution S. de R.L. de C.V., AN Global LLC, AT, the financial institutions party thereto as lenders, and Monroe Capital Management Advisors, LLC.

10.3
Credit Agreement, dated November 22, 2021, by and among AT, AN Extend, S.A. de C.V., AN Global LLC, certain other loan parties party thereto, the various financial institutions party thereto, GLAS USA LLC and GLAS Americas LLC.

10.4	Subordination and Intercreditor Agreement, dated November 22, 2021, by and between Monroe Capital Management Advisors, LLC, GLAS USA LLC and GLAS Americas LLC.
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 29, 2021

AGILETHOUGHT, INC.

By:	/s/ Jorge Pliego Seguin
Jorge Pliego Seguin
Chief Financial Officer